UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Grupo Aeroportuario del Pacífico,
S.A. de C.V. and Subsidiaries

Consolidated financial statements for
the years ended December 31, 2005
and 2004, and Report of Independent
Registered Public Accounting Firm dated
February 16, 2006

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Report of Independent Registered Public
Accounting Firm and 2005 and 2004 Consolidated
Financial Statements

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders of
Grupo Aeroportuario del Pacífico, S.A. de C.V.

We have audited the accompanying consolidated balance sheet of Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years then ended, in conformity with the accounting principles generally accepted in Mexico.

Galaz, Yamazaki, Ruiz Urquiza, S. C. Member of Deloitte Touche Tohmatsu
C.P.C. Salvador A. Sánchez Barragán

February 16, 2006, except for Note 22.d, as to which the date is February 24, 2006

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2004

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

Assets
	2005	2004
Current assets:
Cash and temporary investments (Note 4)	$899,347	$1,228,533
Trade accounts receivable – net (Note 5)	361,875	371,439
Recoverable taxes	-	1,606
Embedded derivatives (Note 3.k)	76	138
Other accounts receivable	19,234	2,400

Total current assets	1,280,532	1,604,116
Buildings, building improvements, machinery and equipment – net
(Note 6)	1,840,952	1,364,499
Airport concessions – net (Note 7)	17,119,881	17,519,566
Rights to use airport facilities – net (Note 8)	2,393,011	2,485,621
Other acquired rights – net (Note 9)	837,158	856,646
Recoverable income taxes (Note 14.a)	87,438	93,367
Embedded derivatives (Note 3.k)	15,990	36,219
Deferred income taxes (Note 14.d)	702,033	668,557
Preoperating costs	23,710	17,097
Intangible assets for labor obligations (Note 10)	23,294	-
Other assets	21,497	22,480

Total	$24,345,496	$24,668,168

		(Continued)

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

Liabilities and Stockholders’ Equity
	2005	2004
Current liabilities:
Government concession fees (Note 13)	$20,576	$19,115
Due to Aeropuertos Mexicanos del Pacífico,
S.A. de C.V., related party (Note 13)	41,707	24,989
Accounts payable	108,920	64,494
Taxes payable, other than income taxes	32,274	56,889
Income tax and tax on assets payable	28,490	25,772
Statutory employee profit sharing	669	773

Total current liabilities	232,636	192,032

Deposits received	21,788	18,407
Labor obligations (Note 10)	30,216	3,486

Total liabilities	284,640	213,925

Commitments and contingencies (Notes 15 and 16)

Stockholders’ equity (Note 11):
Common stock	22,549,057	22,549,057
Legal reserve	117,381	97,597
Retained earnings	1,076,032	1,489,203
Cumulative initial effect of deferred income taxes	318,386	318,386

Total stockholders’ equity	24,060,856	24,454,243

Total	$24,345,496	$24,668,168

		(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004
Revenues (Notes 13 and 18):
Aeronautical services	$2,112,899	$1,865,378
Non-aeronautical services	478,416	397,934

	2,591,315	2,263,312

Operating costs:
Cost of services (Note 19)	650,749	630,203
Technical assistance fees (Note 13)	92,363	78,052
Government concession fees (Note 13)	128,697	112,411
Depreciation and amortization (Note 20)	617,138	573,135

	1,488,947	1,393,801

Income from operations	1,102,368	869,511

Net comprehensive financing (expense) income:
Interest income – net	89,826	60,325
Exchange (loss) gain – net	(10,810)	9,305
Monetary position loss	(47,161)	(83,191)
Loss from embedded derivatives (Note 3.k)	(20,291)	(1,183)

	11,564	(14,744)

Other expenses – net	(814)	(2,451)

Income before income taxes and statutory employee profit sharing	1,113,118	852,316

Income tax expense (Note 14)	453,637	476,471

Statutory employee profit sharing expense (Note 14)	669	771

Income before cumulative effect of change
in accounting principle	658,812	375,074

Cumulative effect of change in accounting principle – net (Note 3.a)	-	25,153

Consolidated net income	$658,812	$400,227

Weighted average number of common shares outstanding (Note 22.c)	561,000,000	561,000,000

Basic earnings per share of (in Mexican Pesos):
Continuing operations	$1.1744	$0.6686
Cumulative effect of change in accounting principle	-	0.0448

Basic net income per share (in Mexican Pesos)	$1.1744	$0.7134

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)
					Cumulative
					Initial Effect of
	Number of				Deferred	Total
	Shares	Common	Legal	Retained	Income Taxes	Stockholders’
	(Note 22.c)	Stock	Reserve	Earnings		Equity

Balances as of January 1, 2004	561,000,000	$ 22,549,057	$ 81,914	$ 1,397,960	$ 318,386	$ 24,347,317

Transfer of earnings to legal reserve	-	-	15,683	(15,683)	-	-
Dividends declared and paid (Note 11.f)	-	-	-	(293,301)	-	(293,301)
Comprehensive income	-	-	-	400,227	-	400,227

Balances as of December 31, 2004	561,000,000	22,549,057	97,597	1,489,203	318,386	24,454,243

Transfer of earnings to legal reserve	-	-	19,784	(19,784)	-	-
Dividends declared and paid (Notes
11.h and 11.j)	-	-	-	(1,052,199)	-	(1,052,199)
Comprehensive income	-	-	-	658,812	-	658,812

Balances as of December 31, 2005	561,000,000	$ 22,549,057	$ 117,381	$ 1,076,032	$ 318,386	$ 24,060,856

See accompanying notes to consolidated financial statements .

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005 and 2004
(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004
Operating activities:
Consolidated net income	$658,812	$400,227
Items that did not require resources:
Depreciation and amortization	617,138	573,135
Provision for seniority premiums	3,436	1,889
Loss from embedded derivatives (Note 3.k)	20,291	1,183
Deferred income taxes	113,676	176,402

	1,413,353	1,152,836
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	9,564	82,942
Recoverable taxes and other accounts receivable	(15,228)	27,538
Recoverable tax on assets	(147,152)	(157,526)
Recoverable income taxes	5,929	24,539

Increase (decrease) in:
Government concession fees	1,461	2,339
Due to Aeropuertos Mexicanos del Pacifico, S.A. de C.V., related
party	16,718	10,661
Income tax and tax on assets payable	2,718	25,772
Deposits received	3,381	13,814
Accounts payable, taxes payable other than income taxes and
statutory employee profit sharing	19,707	47,876
Cumulative effect of change in accounting principle (Note 3.a)	-	(25,153)

Net resources generated by operating activities	1,310,451	1,205,638

Financing activities -
Dividends paid	(1,052,199)	(293,301)

Investing activities:
Buildings, building improvements, machinery and equipment	(581,920)	(299,147)
Other acquired rights	-	(431,189)
Preoperating costs	(6,613)	(17,097)
Other assets	1,095	862

Net resources used in investing activities	(587,438)	(746,571)

Cash and temporary investments:
Net (decrease) increase	(329,186)	165,766
Balance at beginning of year	1,228,533	1,062,767

Balance at end of year	$899,347	$1,228,533

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

1.	Activities and significant events

a.	Activities

Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific Region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Silao (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.

b.	Significant events

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Government agency, which was responsible for the operation of all public airports in Mexico.

The Company’s formation was part of the Mexican Government’s plan to open the Mexican Airport System to private investors. According to the guidelines of the Ministry of Communications and Transportation (“SCT”), 35 of the 58 airports not requiring subsidies to operate, were selected to participate in the two-stage program to transfer state-owned entities to the private sector. The airports were divided into four groups: the Southeast Group with 9 airports (ASUR); the Mexico City Group, currently with 1 airport; the Pacific Group with the Company’s 12 airports (GAP); and the Central-North Group with 13 airports (GACN). As part of the program’s first stage, strategic partners were selected for each of the airport groups (except for the Mexico City Group) through public bidding processes. In addition to acquiring a portion of the airport group’s equity, the strategic partner has the right and obligation to enter into various agreements, including one to provide certain technical assistance services, as defined in the public bidding process. In the second stage, part or all of the Mexican Government’s remaining equity holdings in each airport group will be offered to the general public in the securities markets.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S. A. de C. V. were granted concessions by the SCT to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled $22,424,695 ($15,938,360 historical pesos), was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”) (the strategic stockholder of the Company) for its interests in GAP, as discussed below. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

The term of the concession may be extended under certain circumstances by the SCT, for terms not to exceed an additional 50years. Beginning on November 1, 1998, the Company is required to pay an annual fee to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to concession terms and the Mexican Federal Duties Law.

In conformity with the terms of the concessions, on November 1, 1998, the Company began to operate its twelve airports, assuming the rights and obligations that corresponded to ASA under ASA’s agreements with clients and suppliers, as well as under certain environmental commitments. The remainder of the assets, liabilities and contingent obligations of Grupo Pacífico were retained by ASA. In December 1998, the Company acquired from the Mexican Government certain fixed assets, mainly transport machinery and equipment, for $106,113 ($72,581 historical pesos). However, title to all of the other long-term fixed assets within the airports is retained by the Mexican government. Accordingly, upon expiration of the term of the concessions granted to the Company, the assets, including all of the improvements made to the airport facilities during the term of the concessions, shall be automatically owned by the Mexican government. Additionally, ASA and other agencies of the Mexican Government maintain the rights to provide certain services such as air traffic control, fuel supply and immigration control.

In August 1999, the Mexican Government sold 15% of its equity holdings in GAP to AMP, who paid $2,453,400 (historical pesos), excluding interest, in exchange for: (i) 84,150,000 Class I, Series “BB” shares; (ii) the right and obligation to enter into various agreements, including a technical assistance and transfer of technology agreement, as defined in the public bidding process and (iii) a stock option agreement. Under the stock option agreement, AMP has the option to subscribe for newly issued Series “B” shares. This option, exercisable in three tranches, the first two of which have expired unexercised, allows AMP to subscribe for 2%, 2% and 1% of the Company’s total capital stock outstanding at the time of the exercise, until August 25, 2006, provided that AMP has complied with its obligations under the technical assistance agreement. The option exercise price is approximately U.S.$3.125 per share (the per share purchase price paid by AMP for its Series “BB” shares) plus an annual increase of 5% from August 25, 1999. The option agreement provides that the exercise price will be adjusted in the event of increases or decreases in capital or dividend payments.

As of December 31, 2005, AMP’s stockholders were Aeropuertos del Pacífico Noroeste, S.A. de C.V. (subsidiary of Holdinmex, S.A. de C.V. and Inversora del Noroeste, S.A. de C.V.) (25.5%), Aena Desarrollo Internacional, S. A. (25.5%), Inversora del Noroeste, S.A. de C. V. (subsidiary of Unión Fenosa) (20.84%) and Dragados Concesiones de Infraestructura, S. A. (since succeeded in the ownership of these shares by Desarrollo de Concesiones Aeropuertos, S.A.) (28.16%). Pursuant to the Company’s bylaws, AMP (as holder of the Company’s Series “BB” shares) has the right to appoint and remove the Company’s chief executive officer, chief financial officer, chief operating officer and commercial director, to elect four members of the board of directors and to designate 20% of the members of each board committee (or one member, in the case of a committee consisting of fewer than five members). AMP also has the right, pursuant to the Company’s bylaws, to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends and the amendment of its right to appoint certain members of senior management). These rights are not subject to the technical assistance agreement and the participation agreement remaining in effect. If at any time before August 25, 2014, AMP were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after August 25, 2014, AMP were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause AMP to lose all of its special rights. As long as AMP retains at least 7.65% of the Company’s capital stock in the form of Series BB shares, all of its special rights will remain in effect.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, AMP may not transfer more than 49% of its Series “BB” shares until after August 25, 2009.

On December 19, 2002, Pacífico Cargo, S.A. de C.V. (Pacific Cargo) was incorporated as a subsidiary of the Company with the purpose of establishing a new cargo center in the Guadalajara airport. Pacifico Cargo currently is in its preoperating stage and the costs and expenses that have been incurred mainly relate to management expenses, insurance, professional fees, etc. These costs and expenses are presented as preoperating costs in the accompanying consolidated balance sheets.

On June 1, 2004, GAP paid $26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement between AEROPLAZAS and ASA and for the recovery of the rights to develop and rent certain commercial areas and advertising space as well as the corresponding right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid $7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of the operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport. This lease agreement was originally signed between Coco Club Hoteles y Moradas de Mexico, S.A. de C.V. (Coco Club) and ASA, after which Coco Club subsequently transferred the lease agreement to AEROLOCALES.

In addition to the above-mentioned payments, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of $431,189 ($401,376 historical pesos) related to the rights acquired and a long-term liability of $7,667 ($7,158 historical pesos) related to the security deposits on May 31, 2004.

2.	Basis of Presentation

a.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

b.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A. de C.V. and its subsidiaries, of which GAP owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

-	Aeropuerto de Tijuana, S.A. de C.V.
-	Aeropuerto de Mexicali, S.A. de C.V.
-	Aeropuerto de Hermosillo, S.A. de C.V.
-	Aeropuerto de Los Mochis, S.A. de C.V.
-	Aeropuerto de Manzanillo, S.A. de C.V.
-	Aeropuerto de Guadalajara, S.A. de C.V.
-	Aeropuerto de Puerto Vallarta, S.A. de C.V.
-	Aeropuerto de San José del Cabo, S.A. de C.V.
-	Aeropuerto de La Paz, S.A. de C.V.
-	Aeropuerto de Morelia, S.A. de C.V.
-	Aeropuerto de Aguascalientes, S.A. de C.V.
-	Aeropuerto del Bajío, S.A. de C.V.
-	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.
-	Pacífico Cargo, S.A. de C.V.

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

c.

Reclassifications – Certain items in the consolidated financial statements as of and for the year ended December 31, 2004 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

3.	Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.	New Accounting Policies:

-

Beginning January 1, 2004, the Company early adopted the provisions of Bulletin C-10, Derivative Instruments and Hedging Activities (C-10). C-10 establishes, among other things, the criteria to determine whether embedded derivatives should be segregated and, if so, requires that they be stated at fair value, thus resulting in the recognition of an asset or liability with a corresponding credit or debit to current earnings, respectively, unless such instruments are designated as hedging instruments. Changes to the fair value of embedded derivative instruments in subsequent years should also be recognized in the respective years’ earnings.

C-10 also establishes the conditions that must be met for an instrument to be considered as a derivative, and includes rules regarding the elements involved in identifying hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among other things as well as the appropriate presentation of hedging instruments. If an instrument is designated as a hedging instrument, C-10 classifies hedges into three categories: a) fair value hedges; b) cash flow hedges; and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. For fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income as a component of stockholders’ equity, while the ineffective portion must affect current earnings; for foreign currency hedges, recognition of changes in fair values should be treated in the same manner as fair value hedges or cash flow hedges as described above, depending on the nature of the instrument.

As a result of the early adoption of C-10, the Company identified embedded derivatives for those lease agreements it has entered into for the rental of commercial airport space which stipulate monthly rental payments in U.S. dollars. As the U.S. dollar is not the functional currency of either the Company or the tenant, an embedded derivative results. As a result of early adoption, the cumulative effect at the beginning of fiscal year 2004 was as follows:

Balance Sheet
Fair value of embedded derivative at January 1, 2004	$37,540
Less: Fair value adjustment for the year ended December 31, 2004	(1,183)

Fair value of embedded derivative at December 31, 2004	36,357
Less: Current portion	(138)

Long-term embedded derivative at December 31, 2004	$36,219

Income
Statement
Fair value of embedded derivative at January 1, 2004	$37,540
Less: Deferred income tax	(12,387)

Cumulative effect of change in accounting principle	$25,153

	-	On January 1, 2005, the Company adopted Bulletin B-7, Business Acquisitions (B-7). B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among other things, the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares. The adoption of this Bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

	-	On January 1, 2005, the Company adopted revised Bulletin C-2, Financial Instruments (revised C-2). Revised C-2 establishes that any variances in the fair value of financial instruments classified as available-for-sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments. Revised C-2 also permits reclassifications among the different categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments classified as available-for-sale and provides more precise rules for their recognition. The adoption of this revised Bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

	-	On January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, Labor Obligations (D-3), related to the recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries.

D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005, calculated by independent actuaries, is $28,686. The Company chose to record such amount as a transition asset to be amortized using the straight-line method over 18.6 years, which represents the average labor life of employees expected to receive such benefits.

b.	Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented, thereby recognizing the effects of inflation in the financial information in conformity with Bulletin B-10, Recognition of the Effects of Inflation in the Financial Information, of Mexican GAAP. The financial statements of the prior period have also been restated in terms of Mexican pesos of the latest period presented. The rate of inflation used to restated the consolidated financial statements as of December 31, 2004 was 3.33%, which represents the inflation from December 31, 2004 until December 31, 2005, based on the National Consumer Price Index (“NCPI”) published by the Central Bank of Mexico. Consequently, all financialstatement amounts are comparable, both for the current and the prior period, since all are stated in terms of Mexican pesos of the same purchasing power.
Procedures to recognize the effects of inflation in terms of Mexican pesos of purchasing power at the time of closing were as follows:

-	Balance sheets:

Non-monetary assets are restated using a factor derived from the NCPI from the date of acquisition. Depreciation and amortization of restated asset values are calculated using the straight-line method based on the estimated economic useful life of each asset.

Common stock, legal reserve, retained earnings and the cumulative initial effect of deferred income taxes are restated using a factor derived from the NCPI, cumulative from the date of contribution or generation.

-	Statements of income:

Revenues and expenses that are associated with monetary items (trade receivables, cash, liabilities, etc.) are restated from the month in which they arise through period-end, based on factors derived from the NCPI.

Other expenses related to the consumption of non-monetary items are restated when incurred based on the restated value of the corresponding asset from the date of consumption of the non-monetary asset through the end of the period, using factors derived from the NCPI.

Monetary position loss, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities, at the beginning of each month, the factor of inflation derived from the NCPI and is restated through period-end with the corresponding factor. Losses result from maintaining a net monetary asset position.

-	Other statements:

The consolidated statements of changes in stockholders’ equity and changes in financial position present the changes in constant Mexican pesos, based on the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

c.

Temporary investments – Temporary investments represent trading securities generally held for less than one year and are recorded at fair value. Fair value is determined based on the market value of the security if such security is traded in a recognized market or at acquisition cost less accrued yields, which approximates fair value for those securities not traded in a recognized market. Realized and unrealized gains and losses on trading securities are recognized in results of the period in which they occur.

d.

Allowance for doubtful accounts – The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

e.

Buildings, building improvements, machinery and equipment –These assets are initially recorded at acquisition cost and are restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets.

f.

Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 7.

g.

Rights to use airport facilities – Rights to use airport facilities are recorded at the historical cost of the airport facilities as recorded by ASA and are restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the remaining useful lives of the related assets, as described in Note 7.

h.

Other acquired rights – Other acquired rights are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition, as described in Note 9, to the end of the 50-year concession term.

i.

Impairment of long-lived assets in use- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price upon disposal. The impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

Pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, none of the 12 airports can be considered an “independent cash generating unit” since, as described in Note 1, all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviewed its long-lived assets for impairment on a consolidated basis.

j.

Financial instruments – In conformity with revised Bulletin C-2, financial assets and liabilities resulting from any type of financial instrument, are presented in the balance sheet at their fair value, except for investments in financial instruments held to maturity. The costs, yields and effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period in which they occur. Investments in financial instruments held to maturity are valued at acquisition cost.

k.

Embedded derivative instruments - When lease agreements establish rental payments in a currency other than the functional currency of both parties to the agreement, the embedded derivative, whose underlying is the foreign currency, is segregated and stated at fair value and is recorded as an embedded derivative asset or liability. Subsequent changes in the fair value of the derivative asset or liability is recognized in earnings, unless such derivative has been designated as a hedging instrument.

l.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

m.

Employee retirement obligations – Seniority premiums, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees. Through December 31, 2004, severance payments were charged to results when liability was determined to be payable.

n.

Revenue recognition – The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” by “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, and other miscellaneous revenues.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues.

All revenues, except for the percentage of lessee monthly revenues on commercial rental contracts, are recognized within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month. Revenues corresponding to the percentage of lessee monthly revenues on commercial rental contracts are recognized in the following month, with the exception of those revenues related to December, which are recognized within this same month.

o.

Foreign currency transactions – According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect at the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result.

p.

Income taxes, tax on assets and statutory employee profit sharing – Income taxes and statutory employee profit sharing are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred statutory employee profit sharing is derived from temporary differences between the accounting result and income for employee statutory profit sharing purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented in the balance sheet increasing the deferred income tax asset.

q.

Earnings per share – Basic earnings per common share is calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same. Cumulative effect of change in accounting principle per share is calculated by dividing the cumulative effect of change in accounting principle by the weighted average number of shares outstanding during the period. All weighted average number of shares outstanding used in per share calculations include the retroactive effects of the reduction of the number of shares (“reverse stock split”) described in Note 22.c.

r.

Concentration of credit risk – Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes that such risk is adequately covered by the allowance for doubtful accounts.

s.

Comprehensive income – According to Bulletin B-4, Comprehensive Income, of Mexican GAAP, comprehensive income is comprised of the net income of the period, plus other comprehensive income (loss) items of the same period, which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2005 and 2004, comprehensive income is represented only by the net income of the period.

4.	Cash and temporary investments
Cash and temporary investments are composed of the following at December 31:

	2005	2004
Cash	$11,633	$2,125

Temporary Investments:
PEMEX Bond 2014	$115,666	$77,627
Other Investments	772,048	1,148,781

	887,714	1,226,408

	$899,347	$1,228,533

PEMEX bonds are investment grade securities denominated in U.S. dollars, which pay interest at a guaranteed rate of 7.375%, due in 2014. However, according to the treasury policy of the Company, such bonds will be traded within one year of acquisition. PEMEX bonds are presented at fair value based on the market value of such securities.

Other investments represent bank deposits and other similar investments with financial institutions, denominated in pesos and recorded at acquisition cost plus accrued yields, which approximate fair value.

5.	Trade accounts receivable
Trade accounts receivable are composed of the following at December 31:

	2005	2004
Accounts receivable	$283,377	$204,574
Accounts receivable from Cintra, related party	115,252	205,794

	398,629	410,368
Allowance for doubtful accounts	(36,754)	(38,929)

	$361,875	$371,439

Accounts receivable includes balances invoiced to domestic and international airlines for passenger charges of $291,954 and $328,858 as of December 31, 2005 and 2004, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Approximately 32% and 55% of the outstanding balances as of December 31, 2005 and 2004, respectively, are amounts to be remitted to the Company related to passenger charges and other receivables related to aeronautical operations from airlines and other entities controlled by Cintra, S.A. de C.V. (Cintra), including Mexicana (only in the year of 2004), Aeroméxico and Aerolitoral (the principal Mexican airlines). In such years, approximately 35% and 36% of the total revenues of the Company were generated from other aeronautical and non-aeronautical services from Cintra (see Note 13). Additionally, as of December 31, 2005 and 2004, the amounts to be remitted to the Company related to passenger charges collected by airlines controlled by Cintra were $104,933 (not including Mexicana) and $201,630, respectively. The Institution for the Protection of Bank Savings, a decentralized entity of the Mexican Federal Public Administration, and the Mexican Government own the majority of Cintra’s common stock, and thus, the Company considers Cintra a related party.

The Guadalajara International Airport represented approximately 32% and 34% of consolidated revenues generated during the years ended December 31, 2005 and 2004, respectively. Also, approximately 88% and 87% of consolidated revenues during the years ended December 31, 2005 and 2004 were generated by the Company’s six largest airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Bajio and Hermosillo).

6.                   Buildings, building improvements, machinery and equipment

Buildings, building improvements, machinery and equipment are composed of the following at December 31:

			Average Annual
			Depreciation
	2005	2004	Rate

Machinery and equipment	$245,350	$221,385	10%
Office furniture and equipment	88,537	80,406	10%
Computer equipment	42,664	35,382	30%
Transportation equipment	26,464	26,403	25%
Communication equipment	6,332	7,150	10% and 30%
Buildings and building improvements	1,145,883	1,058,947	5%

	1,555,230	1,429,673
Less- accumulated depreciation	(365,304)	(265,451)

	1,189,926	1,164,222

Construction in-progress:
Buildings and building	619,606	175,415
improvements
Other	31,420	24,862

	651,026	200,277

	$1,840,952	$1,364,499

Construction in-progress relates mainly to the remodeling of Puerto Vallarta, Guadalajara, Mexicali, Hermosillo, Morelia and La Paz airports, and the construction of a new cargo center at the Guadalajara Airport.

7. Airport concessions

As described in Note 1.b, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.b, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2005:

		Remaining
		amortization
		term
		(years)
Acquisition cost	$22,424,695

assigned to:
Airport facilities rights of use:
Runways, aprons, platforms	$730,294	29
Buildings	812,198	19
Other facilities	128,374	4
Land	1,308,673	43

	2,979,539
Airport concessions	19,445,156	43

	$22,424,695

Beginning in October 2004, the Company changed the amortization rates it was using for airport concessions. The effect of the change resulted in an increase of $31,970 of amortization expense in 2005 as compared to 2004.

The value of the concessions at December 31 is as follows:
	2005	2004
Airport concessions	$19,445,156	$19,445,156
Less- accumulated amortization	(2,325,275)	(1,925,590)

	$17,119,881	$17,519,566

Each airport concession agreement contains the following terms and basic conditions:

•

The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (MDP), and to provide airport, complementary and commercial services. The concessionaire was required to submit its first MDP to the SCT in 2000, which was timely delivered and approved. Such program must be updated every five years. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. During December 2004, SCT authorized the Company’s MDP update for the next five-year period from 2005 to 2009.

•

The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•

The concessionaire must pay a fee for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived form the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•

The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•

According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed 50 additional years.

8.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 is as follows:

	2005	2004
Rights to use airport facilities	$2,979,539	$2,979,539
Less- accumulated amortization	(586,528)	(493,918)

	$2,393,011	$2,485,621

9.	Other acquired rights

At December 31, the value of other acquired rights was as follows:

	2005	2004
Right to operate charter and general aviation terminal and
FBO at Los Cabos airport terminal	$447,812	$447,812
Right to operate commercial space at Tijuana airport	18,009	18,009
Right to operate various space at Puerto Vallarta airport	331,686	331,686
Right to operate commercial space at Guadalajara airport	99,503	99,503
Right to operate various parking lots	6,593	6,593

	903,603	903,603
Less – accumulated amortization	(66,445)	(46,957)

	$837,158	$856,646

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. (SACSA) US$34.9 million ($332,108 historical pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos International Airport. In addition, the Company paid US$0.6 million ($5,709 historical pesos) for the purchase of certain fixed assets, which are included in buildings, building improvements, machinery and equipment. The right to operate the charter terminal and the general aviation terminal was granted by ASA to SACSA through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the San Jose del Cabo airport.

On December 12, 2002, GAP paid to Ruber, S.A. de C.V. (RUBER) and Recaro, S.A. de C.V. US$1.5 million ($15,682 historical pesos) to recover the right to operate 660 square meters of commercial space at the Tijuana Airport and 50 square meters of commercial advertising on the inside walls of the terminal. The right to operate commercial and advertising space inside the terminal was granted by ASA to RUBER through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the Tijuana airport.

During 2002, the Company also made indemnity payments to various lessees to recover the rights to operate parking space at the Aguascalientes, Hermosillo, Los Mochis, Mexicali, Puerto Vallarta and San José del Cabo airports.

On June 1, 2004, GAP paid US$26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement originally signed between AEROPLAZAS and ASA, which lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to Puerto Vallarta airport, for the corresponding recovery of the rights to develop and rent certain commercial areas and advertising space as well as the right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid US$7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of an operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport.

In addition to the above-mentioned payments to AEROPLAZAS and AEROLOCALES, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of $431,189 ($401,376 historical pesos) related to the rights acquired and a liability of $7,677 ($7,158 historical pesos) related to the security deposits on May 31, 2004.

10.	Labor obligations
The labor obligations at December 31 are as follows:

	2005	2004
Seniority premiums	$3,585	$3,486
Severance payments at the end of the work
relationship	26,631	-

	$30,216	$3,486

a.	Seniority premiumse – The net cost of the period for the obligations derived from seniority premiums was $403 and $370 in 2005 and 2004, respectively. Other disclosures required by generally accepted accounting principles are considered to be immaterial.

b.	Severance payments at the end of the work relationship – The existing values of these obligations and the rates used for their calculations at December 31, 2005, were as follows:

Accumulated benefit obligation	$26,631

Projected benefit obligation	$30,513
Transition assets	27,176

Net projected liability projected	3,337
Additional liabilities	23,294

$26,631

Rates used in actuary calculations, net of effects of inflation, were as follows:

Discount of the projected benefit obligation at present
value	4%
Increase in salaries	1%

The period of amortization of the assets of transition is 18.6 years.

The net cost of the period is integrated as follows:

Service costs		$3,168
Amortization of the transition asset		1,510
Financial cost of the year		1,060

		$5,738

11.	Stockholders’ equity

	a.	At December 31, 2005, capital stock consists of the following (considering the reverse stock split mentioned in Note 22.c):

	Number of	Historical	Restatement
	Shares	Value	Effect	Total

Fixed Capital
Series B	43,350,000	$1,237,895	$504,532	$1,742,427
Series BB	7,650,000	218,452	89,035	307,487

	51,000,000	1,456,347	593,567	2,049,914

Variable Capital
Series B	433,500,000	12,378,954	5,045,317	17,424,271
Series BB	76,500,000	2,184,522	890,350	3,074,872

	510,000,000	14,563,476	5,935,667	20,499,143

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

        At December 31, 2004, capital stock consists of the following (considering the reverse stock split mentioned in Note 22.c):

	Number of	Historical	Restatement
	Shares	Value	Effect	Total

Fixed Capital
Series B	476,850,000	$13,616,850	$5,549,849	$19,166,699
Series BB	84,150,000	2,402,973	979,385	3,382,358

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

Series “BB” shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

b.	According to the Company’s articles of incorporation, on May 28, 1998, an initial contribution of $1,692 ($1,000 historical pesos) was made through the issuance of 35,019 Series “A” shares). Pursuant to resolutions at the Extraordinary Stockholders’ Meetings held on December 14, 1998, July 2, 1999 and August 20, 1999, the minimum, non-withdrawable fixed capital was increased by $110,787 ($72,582 historical pesos) through the issuance of 2,541,748 Series “A” shares), $11,150 ($7,881 historical pesos) through the issuance of 275,975 Series “A” shares and $22,425,428 ($15,938,360 historical pesos) through the issuance of 558,147,258 shares, respectively, totaling 561,000,000 common, no-par value shares at December 31, 2005. Of the 558,147,258 shares issued on August 20, 1999, 84,150,000 were Series “BB” shares, 190,740,000 were Series “B” shares and 283,257,258 were Series “A” shares, all of which were class “I”, common, no-par value shares. The latter group of shares were related to the agreements entered into by GAP and each concessionaire subsidiary to assume their liabilities derived from the acquisition of the concessions, which were capitalized in equity, as described in Note 1.

c.	During an Ordinary General Stockholders’ Meeting held on August 20, 1999, the sale of 84,150,000 Series “BB” shares, representing 15% of capital stock, to AMP was approved AMP subsequently transferred the shares to a trust established in the Trust Division of Banco Nacional de Comercio Exterior, S.N.C. (Bancomext). Also, the Mexican Government sold 286,110,000 Series “A” shares and 190,740,000 Series “B” shares and one Series “A” share owned by ASA to a trust established in the Trust Division of Nacional Financiera, S.N.C. .

d.	During the Ordinary General Stockholders’ Meetings of certain subsidiaries held in 2002, the decision was made to reclassify a portion of the balance of the cumulative initial effect of deferred income tax account to retained earnings and subsequently declare dividends in favor of the Company (see Note 14.a).

e.	During an Ordinary General Stockholders’ Meeting held on April 30, 2003, cash dividends of $278,949 ($250,000 historical pesos) were declared in favor of stockholders

f.	In an Ordinary General Stockholders’ Meeting held on April 30, 2004, the stockholders declared cash dividends in the amount of $293,301 ($275,000 historical pesos).

g.	In an Ordinary General Stockholders’ Meeting held on April 30, 2004, the stockholders approved the conversion of 286,110,000 shares of Series “A” capital stock, representing 51% of capital stock, into Series “B”, so that no Series “A” stock remained.

h.	In an Ordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders declared cash dividends in the amount of $602,716 ($590,000 historical pesos), which were paid on May 4, 2005.

i.	In an Extraordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders approved the conversion of 510,000,000 shares of fixed capital stock into equal shares of variable capital stock.

j.	In an Ordinary General Stockholders’ Meeting held on April 27, 2005, the stockholders declared cash dividends in the amount of $449,483 ($440,000 historical pesos), which were paid on June 3, 2005.

k.	The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos).The legal reserve may be capitalized but may not be distributed, except as stock dividends, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005 and 2004, the legal reserve, in historical pesos, was $102,944 and $83,578 respectively.

l.	Dividends paid to non-resident holders with respect to Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax calculated on a gross-up basis by applying a factor of 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. According to the income tax law, the Company is responsible for the withholding and payment of the corporate-level dividend income tax.

m.	The balances of stockholders’ equity tax accounts as of December 31 are:

	2005	2004
Contributed capital account	$22,549,057	$22,549,057
Net tax income account	891,655	1,253,322

Total	$23,440,712	$23,802,379

12.	Foreign currency balances and transactions

a.	At December 31 the foreign currency monetary position is as follows:

		2005	2004

	Thousands of US Dollars:
	Monetary assets:
	Cash and temporary investments	19,175	21,764
	Trade accounts receivable	3,490	3,957

		22,665	25,721
	Monetary liabilities:
	Suppliers	(23)	(72)

	Net asset position	22,642	25,649

	Equivalent in Mexican pesos	$242,520	$288,931

b.	Transactions denominated in foreign currency were as follows:

		2005	2004
		(In thousands of US Dollars)

	Revenues from aeronautical and non-aeronautical	17,815	13,269
	services

	Technical assistance fee	4,523	4,380

	Import purchases, technical assistance and other
	expenses	2,411	2,333

c.	The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,		February 16,
	2005	2004	2006

U.S. dollar exchange rate –
pesos per one U.S. dollar
(See Note 3.o)	$10.7109	$11.2648	$10.5249

13. Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2005	2004
Revenues:
Revenues from aeronautical and non-aeronautical services
invoiced to Cintra	$895,981	$808,854

Expenses:
Technical assistance fees	$92,363	$78,052

Services received	$56,785	$55,400

Government concession fees	$128,697	$112,411

Revenues invoiced to Cintra airlines include $744,358 and $670,244 of passenger charges for the years of 2005 and 2004, respectively.

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. If AMP and GAP decide to renew the agreement, GAP’s stockholder approval would be required.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of US$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of US$4,000,000 or 5% of GAP’s consolidated operating income, calculated prior to deducting the technical assistance fee, depreciation and amortization (these amounts are subject to restatement based on the U.S. National Consumer Price Index (CPI)).

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

As described in Note 1.b, according to the terms of the concessions and the Government Duties Law, the Company must pay the Mexican Government annual fees for the rights to use airport facilities equivalent to 5% of each concessionaire’s annual gross revenues.

14.              Income taxes, tax on assets and statutory employee profit sharing

In accordance with Mexican tax law, the Company is subject to income tax and tax on assets, which take into consideration the taxable and deductible effects of inflation. The income tax rate was 30% in 2005 and 33% in 2004. Tax on assets is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds income tax payable for the same period; any required payment of tax on assets is creditable against the excess of income tax over tax on assets of the following ten years.

On December 1, 2004, certain amendments to the income tax and tax on assets Laws were published and are effective as of 2005. The most significant amendments applicable to the Company were as follows: a) the income tax rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007 and thereafter; b) as of 2006, paid statutory employee profit sharing will be fully deductible for income tax purposes; and c) bank liabilities and liabilities with foreign entities are included in the determination of the tax on assets taxable base.

a.	Recoverable income tax

In 2002, certain subsidiaries declared dividends in favor of the Company for $162,254 ($142,939 historical pesos). However, as part of the tax planning of the Company, such dividends were not applied against the net tax income account and instead were applied against the account “Cumulative initial effect of deferred income taxes”, which account is not a part of the Company’s normal operations and thus generated income tax of $86,989 ($76,969 historical pesos), payable by the Company, according to Article 11 of the Income Tax Law. Such amount was charged to retained earnings and paid to the tax authorities on December 17, 2002.

The Company subsequently considered that the above tax payment could have been credited against tax on assets of the year of the subsidiaries that declared the dividend, based on Article 9 of the Asset Tax Law.

As such, the Company decided to record taxes paid as recoverable income tax and request the related refund. If a negative response is received, the Company will claim such refund by filing a proceeding for annulment with the Mexican Treasury Department. The recognition of this asset generated an additional credit in the 2002 statement of income, which is presented as part of income tax expense. The Company has engaged legal counsel to assist in the refund and recovery of the taxes paid. The Company and its legal advisors consider that sufficient evidence exists to conclude that the Company is entitled to a refund from the tax authorities. Also, according to legal counsel, if the request were rejected, it could be challenged before the Federal Tax Court, considering that the latter has confirmed this interpretation on various other occasions.

In July 2003, the Company filed a request with the tax authorities for confirmation of the criteria under which it was requesting this refund and as well, requested the related refund. However, in the case of the Aguascalientes, La Paz and Mexicali airports, the tax authorities required that these airports deposit a monetary guarantee to the tax authorities, in order for the tax authorities to be able to determine if the criteria of the refund was appropriate or not. As a result of this request for guarantee from the tax authorities and due to the fact that the Mexican Treasury Department had not confirmed the criteria for the refund, these airports withdrew these actions and filed new petitions in December 2003. The Mexican Treasury Department did not respond within the applicable statute of limitations with respect to the La Paz and Mexicali airports. These airports assumed a negative response and filed for a judicial annulment. As of the date of issuance of these financial statements, both cases are still pending resolution.

In the case of the Aguascalientes airport, the Mexican Treasury Department responded indicating they would not make a determination related to the criteria, citing the need for additional documentation. Subsequently, this airport obtained a judicial annulment, as the request for additional documentation by the Mexican Treasury Department was outside the statute of limitations, which obligated the Mexican Treasury Department to submit a response relating to the criteria and, in the case in which the criteria were positive, refund the taxes paid with respect to this airport. In November 2005, this airport received a refund from the Mexican Treasury Department of $5,339 ($4,826 historical pesos). However, because the Mexican Treasury Department did not send a formal response indicating that they accepted the criteria originally submitted by the Aguascalientes airport, the airport has since filed a complaint requesting the Mexican Treasury Department’s confirmation of the criteria.

Rulings, which were requested with regard to the remaining airports, Puerto Vallarta and Tijuana, were rejected. As such, these airports filed a proceeding for judicial annulment in October 2003.

Annual tax returns for the airports requesting this refund include a disclosure of the requested refund. However, in the case of the Tijuana airport, in May 2005, the Mexican Treasury Department issued a fine on the grounds that they considered the inclusion of this requested refund in the annual tax return to be inappropriate. In an effort to avoid additional interest, should it challenge the fine and ultimately lose the case, the Tijuana airport paid the fine. Additionally, as a result of paying the fine at the time it was assessed, the fine was reduced by a 20% discount over the amount of the requested refund. As such, the airport paid $11,446 (historical pesos). However, based on the opinion of the Company’s legal counsel, this fine will be recoverable as it has no legal basis.

The Company also decided to record an additional recoverable income tax asset for the same amount, based on practical evidence that such tax may be credited against corporate income tax to be incurred by the subsidiaries involved over the next three years, according to the subsidiaries’ projections of taxable income. The retained earnings account was credited to record this asset, since the tax originated from such account. During the years ended December 31, 2005 and 2004, income tax credited against this asset was $5,929 and $24,539, respectively.

b.	Income tax consists of the following:
		2005	2004
	Income Tax:
	Current	$339,961	$300,069
	Deferred	113,676	176,402

	Income tax expense	$453,637	$476,471

c.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income tax and statutory employee profit sharing for the years ended December 31 is shown below:

	2005	2004
Statutory rate	30%	33%
Effect of permanent differences	(1%)	1%
Effects of inflation	1%	1%
Effect in deferred income tax for reduction of rate	-	7%
Change in valuation allowance
	11%	14%

Effective rate	41%	56%

d.                At December 31, the main items comprising the deferred income tax asset are:
	2005	2004

Airport concessions and rights to use airport facilities	$393,266	$486,124
Trade accounts receivable	9,526	9,648
Embedded derivatives	(4,499)	(10,180)

Deferred income tax from temporary differences	398,293	485,592

Effect of tax loss carryforwards	104,898	14,343
Recoverable tax on assets paid	733,954	586,802

	1,237,145	1,086,737

Valuation allowance for recoverable tax on assets paid	(489,805)	(403,837)
Valuation allowance for tax loss carryforwards	(45,307)	(14,343)

Net long-term deferred income tax asset	$702,033	$668,557

Mexican Income Tax Law allows Mexican companies utilizing fiscal amortization rates that are lower than the maximum allowable rates to change their fiscal amortization rates every five years, never to exceed the maximum rate allowable. In the case of each of our airports, since 2000, we had been utilizing rates lower than 15%, the maximum allowable rate, to amortize the airport concessions and rights to use airport facilities assets for fiscal purposes.

Given that a five-year period had elapsed since the time the fiscal amortization rates were set, in an effort to optimize our effective tax rate and our financial position on a long-term basis, beginning January 1, 2005, we elected to modify the fiscal amortization rates for the airport concession and rights to use airport facilities assets.

The effect of these changes in fiscal amortization rates resulted in a decrease in the consolidated deferred income tax asset of $103,233 related to airport concessions and rights to use airport facilities.

The change in the fiscal amortization rates also affected the deferred tax asset related to the payment of asset tax recorded as of December 31, 2004. At the Morelia airport, such deferred tax asset increased by $13,608, while at the Hermosillo airport, the asset decreased by $21,109. Although the Morelia airport had not previously generated net operating losses, the deferred tax asset related to asset tax was reserved based on the projections of future operations of the airport. However, because of the change in the fiscal amortization rates, management’s projections indicate future taxable income and thus, the valuation allowance for this deferred tax asset at the Morelia airport was reversed during 2005.

As well, due to the reacquisition of the long-term lease agreement at the Puerto Vallarta airport, this airport began to generate higher income tax over asset tax, indicating the future recoverability of the deferred tax asset at this airport related to asset tax previously paid. As such, the Company decreased the valuation allowance against this deferred tax asset by $37,670 (in constant pesos).

Accordingly, management believes that these airports discussed above, as well as the Guadalajara, Bajio and San Jose del Cabo airports, which had previously recognized deferred tax assets related to payment of asset tax, will recover an aggregate deferred tax asset related to asset tax within the permitted 10-year carryforward period (which began in 2002) of $244,149 as of December 31, 2005.

In addition, considering future projections of the income tax base of the Aguascalientes, La Paz and Mexicali airports, management of the Company believes that such airports will recover loss carryforwards generated as of December 31, 2005, for a sum of $212,825 (in constant pesos).

e.	Recoverable tax on assets for which a prepaid income tax has been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration years are as follows:

Recoverable
Year of Expiration	Asset Tax

2012	$219,957
2013	209,268
2014	157,577
2015	147,152

$733,954

	f.	In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria that the Company can use to calculate the base of asset tax. The Company is requesting that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process. On April 23, 2004, the Mexican Treasury Department refused to confirm the criteria requested by the Company. The Company subsequently initiated a judicial annulment proceeding. On September 2, 2005, the court ruled that the Mexican Treasury Department must either confirm the criteria or grant other tax benefits to the Company. If the Mexican Treasury Department confirms the criteria, the Company will be entitled to a recovery, whether it be a refund or credit, of almost all of the asset tax previously paid. As a consequence, the Company’s effective tax rate in the future will also be reduced.

15.	Commitments

	a.	The Company has leased office space under two five-year operating lease agreements, effective as of February 2001 and February 2003. The respective monthly rents are US$19,584 and US$7,439. Base rent is subject to increases according to the NCPI and the CPI, respectively

Lease expense was $3,898 and $4,239 for the years ended December 31, 2005 and 2004, respectively.

	b.	On July 14, 2000, the Company submitted its Master Development Program (MDP) for each of the 12 airports to the SCT. Approval was granted on November 30, 2000. A subsequent request to change the initial program was filed with the SCT, including new investments and replacing other investments that had been originally considered. This represented an increase of approximately 20% in investment commitments. SCT approved the request for the increase in the amount on September 5, 2003.

Also, on December 16, 2004, SCT authorized the Company’s MDP update for the next five- year period 2005-2009. The table below shows the investments to be made during this period, as approved by the SCT:

		Investment for
		handling checked-in	Total
Year	MDP	luggage	amount

2005	$338,071	$308,843	$646,914
2006	424,697	-	424,697
2007	359,683	-	359,683
2008	311,560	-	311,560
2009	243,277	-	243,277

	$1,677,288	$308,843	$1,986,131

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003, as the Company is currently discussing with SCT the determination of the correct inflation index that has to be used to restated such amounts as of December 31, 2005.

16.	Contingencies

	a.	Several municipalities have filed real estate tax claims against some subsidiary concessionaires related to the land where the airports are located. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the charges, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not the resolutions to have any adverse effects on its financial position or results of operations.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of $146,442 (historical value), similar to municipal claims previously received by this and other airports, as described above. On September 22, 2005, the municipal authorities ordered the temporary encumbrance of certain of the Tijuana airport’s assets totaling $104,763 (historical value), because the Tijuana airport did not post a bond with the court as provisional security in connection with this claim. Although the encumbered assets have not affected the operation of the airport, the Company intends to deposit a bond of $141,770 (historical value) with the court in place of such encumbered assets, corresponding to an amount agreed to by the municipal authorities, given that the amount of the encumbered assets differed from the original real estate tax claim. The Company anticipates that upon its payment of such bond, the encumbrances will be lifted unconditionally.

Additionally, in the case of the Mexicali airport, claims have been filed for $89 million (historical pesos), which is guaranteed with an encumbrance on 25% of the daily revenues of the parking lot of the airport, from November 2004 and until December 31, 2005. The cumulative amount of such encumbrances is $1.9 million (historical pesos). The Company is taking legal action to dispute the claim and release the encumbrance, as well as to recover the encumbered amounts.

In addition, on December 23, 2005 we received a notice requiring payment of municipal real estate tax for the sum of $12,246 at the San José del Cabo airport. The Company will take legal action similar to that taken regarding these claims at other airports.

	b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property (Ejido) owned by a group of farmers. The farmers have raised claims against the indemnity payments received from the Mexican Government. One such claim demands reversal of the land expropriation. While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation. According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed. Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements.

d.	In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of $65,693 (constant pesos) during 2002, which was ultimately paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by the Company. In 2004, the Company initiated an annulment proceeding. In 2005, the Company received a favorable ruling with respect to the claim of Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Bajio, Guadalajara, Tijuana, Puerto Vallarta and San José del Cabo airports. If the Company is not successful in such claims, it is expected that it may be required to pay $21.5 million plus penalties and interest accumulated through the date of payment. Although no assurance can be provided, the Company and its legal counsel believe that the matter is likely to be resolved in the Company’s favor on appeal.

e.	A claim has been filed against the Company by Remaconst, S.A. de C.V. concerning a contract entered into between Remaconst and ASA, the Company’s predecessor, in 1992. Remaconst had the right, pursuant to the 1992 contract, to operate the shuttle busses at the Guadalajara International Airport for a period of ten years. At the expiration of the ten-year period, the Guadalajara International Airport terminated the contract. Upon the termination of the contract, Remaconst filed a claim against the Company disputing the termination of the contract on the basis that it had not recovered the investment it made in the shuttle busses pursuant to the terms of the contract during the ten-year period. In September 2005, the trial court ruled in favor of the Company and rejected Remaconst’s claim. Remaconst appealed the decision of the trial court, which was decided in the Company’s favor in January 2006. Remaconst may initiate proceedings in federal court for final review of the trial and appellate decisions, which were state court decisions. Although the Company believes it is unlikely, if Remaconst were to receivable a favorable ruling against the Company, the Company believes its maximum exposure would not exceed approximately $110 million.

f.	The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to requirethe installation of new screening equipment, which the Company will be required to purchase and operate. The Company cannot currently estimate the cost to us of compliance with the new screening guidelines. The Company could be required to undertake significant capital expenditures and ongoing operating expenses to comply with these requirements, which could restrict its liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement that it directly operates this equipment.

17. Information by industry segment

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP), the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Bajio airports. The financial information relating to the remaining six airports, as well as that of SIAP, Pacific Cargo, and the Company (including investment in its subsidiaries) was combined and included under “Other”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2005	Guadalajara	Tijuana	Puerto Vallarta

Total revenues	$824,269	$326,682	$410,828
Income from operations	389,814	74,012	217,357
Interest income (expense)	32,091	3,486	7,476
Income tax expense	120,665	88,738	28,055
Total assets	8,115,272	4,739,598	3,326,793
Total liabilities	65,528	45,510	56,434
Capital expenditures	164,726	32,315	137,981
Buildings, building improvements,
machinery and equipment	589,207	258,888	203,072
Other acquired rights	96,002	16,835	321,344
Depreciation and amortization for the
year	192,727	123,925	79,801

December 31, 2004	Guadalajara	Tijuana	Puerto Vallarta

Total revenues	$762,266	$313,579	$320,651
Income from operations	345,973	45,912	143,949
Interest income (expense)	34,481	(8,788)	(2,394)
Income tax expense	135,101	98,177	66,716
Total assets	8,358,207	4,759,190	3,182,050
Total liabilities	69,854	49,111	33,517
Capital expenditures	251,396	13,975	338,668
Buildings, building improvements,
machinery and equipment	451,408	247,037	73,362
Other acquired rights	98,200	17,226	328,846
Depreciation and amortization for the
year	185,616	122,231	75,891

December 31, 2005	Los Cabos	Hermosillo	Bajío

Total revenues	$431,335	$131,283	$155,554
Income from operations	273,263	44,274	67,209
Interest income (expense)	36,261	5,026	7,049
Income tax expense	86,488	41,499	20,672
Total assets	2,562,209	1,279,499	1,197,857
Total liabilities	46,162	18,484	19,767
Capital expenditures	29,427	42,193	22,237
Buildings, building improvements,
machinery and equipment	108,013	100,330	128,056
Other acquired rights	399,306	1,998	-
Depreciation and amortization for the
year	57,024	32,491	32,589

December 31, 2004	Los Cabos	Hermosillo	Bajío

Total revenues	$323,025	$121,679	$137,983
Income from operations	175,790	50,442	59,573
Interest income (expense)	24,700	5,173	7,834
Income tax expense	65,028	21,168	22,793
Total assets	2,605,137	1,343,923	1,257,967
Total liabilities	25,518	12,335	22,895
Capital expenditures	2,414	14,298	40,646
Buildings, building improvements,
machinery and equipment	86,595	62,934	113,508
Other acquired rights	408,617	2,045	-
Depreciation and amortization for the
year	56,394	23,767	30,185

December 31, 2005	Other	Eliminations	Total

Total revenues	$1,170,572	$(859,208)	$2,591,315
Income from operations	784,250	(747,811)	1,102,368
Interest income (expense)	(1,563)	-	89,826
Income tax expense	67,520	-	453,637
Total assets	27,345,362	(24,221,094)	24,345,496
Total liabilities	391,506	(358,751)	284,640
Capital expenditures	158,559	-	587,438
Buildings, building improvements,
machinery and equipment	453,450	(64)	1,840,952
Other acquired rights	1,673	-	837,158
Depreciation and amortization for the
year	98,581	-	617,138

December 31, 2004	Other	Eliminations	Total

Total revenues	$865,774	$(581,645)	$2,263,312
Income from operations	448,747	(400,875)	869,511
Interest income (expense)	(681)	-	60,325
Income tax expense	67,488	-	476,471
Total assets	27,711,980	(24,550,286)	24,668,168
Total liabilities	287,866	(287,171)	213,925
Capital expenditures	85,174	-	746,571
Buildings, building improvements,
machinery and equipment	329,718	(63)	1,364,499
Other acquired rights	1,712	-	856,646
Depreciation and amortization for the year	79,051	-	573,135

18.           Revenue

According to the General Law on Airports and its regulations, Company revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are mainly those established in the General Law on Airports and its regulations: ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services.

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “work load unit” that may be earned at an airport each year from regulated sources. Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

During the periods ended December 31, 2005 and 2004, the Company charged up to 99.2% and 98.2%, respectively, of the maximum rate.

For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services. Commercial services include services that are not essential for the operation of an airport, such as lease of space to retailers, restaurants and banks. Below is a detail of the Company’s revenues for the years ended December 31, 2005 and 2004, respectively, according to the General Law on Airports and its regulations:

	2005	2004
Regulated revenues
Airport operating services to airlines:
Landing	$130,536	$122,777
Charges for not canceling extended stay reservations	2,104	237
Parking on embarking/disembarking platform	93,383	90,970
Parking on extended stay or overnight platform	17,761	13,961
Passenger walkways and shuttle buses	22,848	22,157
Airport security charges	29,401	25,660
Airport real estate services to airlines:
Leasing of hangars to airlines	12,973	14,785
Leasing of shops, warehouses and stockrooms
to airlines (operating)	3,686	3,727
Leasing of space and other terminal facilities
to airlines within the terminal (operating)	25,563	23,806
Leasing of land and other surfaces to airlines
outside the terminal (operating)	5,509	5,582
Leasing of check-in desks and other terminal space	16,893	12,773
Leasing of desks and other terminal space for ticket sale	5,235	6,173
Airport passenger services:
Domestic passenger charges	854,293	804,075
International passenger charges	841,034	663,982
Airport real estate services and rights of access
to other operators	13,931	18,293
Complementary services:
Catering services	12,225	12,442
Other third-party ramp services rendered to airlines	8,286	8,108
Traffic and/or dispatch	14,066	11,968
Fuel supply or removal	2,904	3,683
Third-party airplane maintenance and repair	268	219

Total regulated revenues included in the maximum rate	2,112,899	1,865,378

Regulated revenues not included in the maximum rate:
Car parking charges	98,680	90,056
Recovery of cost over aeronautical services	10,209	9,431
Recovery of cost over non-aeronautical services	10,430	8,224

Total regulated revenues not included in the maximum rate	119,319	107,711

Total regulated revenues	2,232,218	1,973,089

	2005	2004
Unregulated Revenues
Commercial concessions (1):
Retail operations	$41,652	$29,519
Food and beverages	31,208	27,837
Duty free	24,582	17,272
VIP lounges	5,198	2,135
Financial services	5,582	4,552
Communications and networks	10,019	8,798
Car rentals	38,454	33,827
Advertising	24,337	22,626
Time sharing	48,217	24,019
Leasing of space to airlines and other complementary
service providers (non-operating)	43,013	53,499

Revenues from sharing of commercial activities (1):
Retail operations	4,239	2,582
Food and beverages	9,535	5,276
Duty free	17,949	12,634
Financial services	347	440
Communications and networks	211	301
Car rentals	6,652	3,532
Advertising	231	228
Time sharing	855	276
Others	2,616	1,988
Access fee for ground transportation	9,969	6,030
Non-airport access fees	26,540	25,608
Services rendered to ASA	61	97
Various commercial-related revenues	7,630	7,147

Total unregulated revenues	359,097	290,223

Total revenues	$2,591,315	$2,263,312

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above.

Future minimum rentals as of December 31, 2005, are as follows:

Year	Amount

2006	$242,074
2007	176,671
2008	131,334
2009	100,596
2010	75,688
Thereafter	54,301

Total	$780,664

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2005, which was a rate of $10.7109 Mexican pesos to 1 U.S. dollar.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2005 and 2004 are disclosed under the caption “Revenues from sharing of commercial activities”.

19.  Cost of services

         Cost of services for the years ended December 31 is composed of the following:

	2005	2004
Employee costs	$285,775	$275,823
Maintenance	121,877	104,762
Safety, security and insurance	85,114	86,839
Utilities	66,996	63,891
Other	90,987	98,888

	$650,749	$630,203

20.     Depreciation and amortization

            Depreciation and amortization for the years ended on December 31 are composed of the following:

	2005	2004
Depreciation	$105,467	$97,804
Amortization	511,671	475,331

	$617,138	$573,135

21.	New accounting principles not yet in effect

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:
NIF A-1	Structure of Financial Reporting Standards
NIF A-2	Fundamental Principles
NIF A-3	Users’ Needs and Financial Statement Objectives
NIF A-4	Qualitative Characteristics of Financial Statements
NIF A-5	Basic Elements of Financial Statements
NIF A-6	Recognition and Valuation
NIF A-7	Presentation and Disclosure
NIF A-8	Supplementary Standards to MEX GAAP
NIF B-1	Accounting Changes

The most significant changes established by these standards are as follows:

· In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

· NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

· NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

· NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

22.	Subsequent events

	a.	On January 25, 2006, the Company entered into a line of credit which provides for the issuance of letters of credit up to an aggregate amount of $300,000 with a financial institution in order to guarantee all amounts claimed by the municipal authorities at its airports that are referred to in Note 16.a. However, until the credit line expires in 2009, the Company’s airport subsidiaries are subject to certain financial covenants, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including the Company’s concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least $2,100,000, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) of at least $1,000,000. On February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution of the Tijuana airport for $141,770. The standby letter of credit was granted to the bond institution that is issuing the bond to municipal authorities in Tijuana in response to the encumbrance described in Note 16.a.

b.	With regards to the judicial process that is pending resolution related to Remaconst as described in Note 16.e, on January 26, 2006 the Company obtained a favorable judgment in the appeal that was filed by Remaconst against the first judgment, which was also favorable to the Company.

c.	During an Extraordinary General Stockholders’ Meeting held on February 2, 2006, the stockholders approved the following:

(i) the conversion of all outstanding variable common stock into fixed common stock sothat as of such date, all outstanding common stock of the Company will be represented by fixed capital; and

(ii) a 1-for-28.55583444 reverse stock split of the Company’s outstanding common stock, reducing the number of shares outstanding at such date from 16,019,823,119 shares to 561,000,000 shares. All share and per share data in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively restated to reflect the reduction in the number of shares outstanding resulting from the reverse stock split for all periods presented.

d.	On February 24, 2006, the Company made a public offering of Series B shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the U.S. Stock Exchange market, via the New York Stock Exchange, and in Mexico, via the Mexican Stock Exchange. Consequently, as of such date, the Company became a public entity in both Mexico and the United States of America and is required to meet the various obligations and legal provisions applicable in each country for public entities.

******

December 2, 2005

To the Board of Directors

Grupo Aeroportuario del Pacífico, S. A. de C. V.

Mariano Otero No. 1249 ala B Piso 6

Condominio Centro Torre Pacífico

Guadalajara, Jalisco

México

Dear Gentlemen:

With regards to the provisions set forth in subsection g) of section I of Article 2 of the “General character provisions applicable to issuers of securities and other participants in the securities market” (“Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores”) published in the Official Gazette (“Diario Oficial de la Federación”) on March 19, 2003 (“the Provisions”) and in accordance with the professional services agreement entered into in 2005 to undertake the examination of the consolidated financial statements of Grupo Aeroportuario del Pacífico, S. A. de C. V. and its subsidiaries (“the Issuer”) to December 31, 2005 and for the year that shall terminate on such date, and considering the related Provisions that were in force during such period; I hereby declare, under oath, the following:

I	I do not find myself in any of the positions referred to in Article 83 of the Provisions.

II

I express my consent to provide to the Mexican National Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) (“the Commission”) any information that it requires in order to verify my independence.

III

I hereby accept the obligation to physically or through electronic means, maintain at my offices for a term no less than 5 years, all the documents, information and other supporting documents used to draft the corresponding reports and to provide it to the Commission, upon request.

IV

I express my consent for the Issuer to include in the prospectus or supplement referred to in Article 2, section I, subsection m) of the Provisions, the financial statements that I reported on, as well as any other financial information whose source derives from the financial statements and from the report that to that effect will be issued by me, in the understanding that I previously reviewed that the information is consistent with the one reported on, with the objective that such information be made public.

V	I have a valid document, that proves my technical qualifications.

VI	I have no received offer to become a member of the Board of Directors or officer of the Issuer.

Kind regards

_____________________________________

C.P.C. Salvador Arturo Sánchez Barragán

Partner of Galaz, Yamazaki, Ruiz Urquiza, S.C. (Deloitte)

Bufete Casas y Galindo, S.A.

Attorneys at Law

Homero N° 407-5° Piso

Colonia Polanco,

11570, México, D.F.

Tels.	5-254-89-48	5-531-76-73
	5-531-76-85	5-531-66-75

Fax: 5-545-97-87

E-Mail: direcciongeneral@bcygsc.com

Web: www.casasygalindo.com.mx

José Alejandro Casas González	Corresponsals in:
Carlos Eduardo Galindo Martínez	New York	Costa Rica
Manuel Galindo Solís	Houston	Panama
Manuel Galindo Martínez	Los Angeles	Chile
	Miami	Ecuador
	Madrid	El Salvador
Guatemala

HONORABLE GENERAL SHAREHOLDERS MEETING OF

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A. DE C.V.

PRESENT.

The undersigned, in my capacity as Main Corporate Officer in Charge of Supervising the Board of Directors of GRUPO AEROPORTUARIO DEL PACÍFICO, S.A. DE C.V., and in fulfillment of article 166 of the Mexican General Corporate Act (“Ley General de Sociedades Mercantiles”) and the Corporate Bylaws of such Entity, I hereby render my evaluation on the truthfulness, sufficiency and reasonability of the financial information that the Board of Directors has provided to you, regarding the Entity’s operation of business, during the Corporate Year from January 1 until December 31, 2005.

I have attended the Shareholders Meetings and the Meetings of the Board of Directors of which I have been notified, and I have obtained from the officers and directors, the information about the operations, which is part of the documentation and registries that I deemed necessary to review. My review has been conducted in accordance with the generally accepted audit rules, having also examined thereunder, the statement of financial position for the period from January 1 until December 31, 2005 and their corresponding statements of income, shareholders’ investment and changes in the financial position, for the year ending on such date, which are provided by the Board of Directors to this Meeting.

In my opinion, the accounting and information criteria and policies used by the Entity and taken into consideration by the directors to prepare the information provided by them to this Meeting are adequate; therefore, the information reflects in a true, reasonable and sufficient manner the financial position of GRUPO AEROPORTUARIO DEL PACÍFICO, S.A. DE C.V., as well as the results of its operations, the variations in the investment by the shareholders and the changes in the financial position from January 1 throug December 31, 2005.

In attention of the foregoing, I hereby suggest to this Honorable General Shareholders Meeting, approval of the terms that were provided and approved by the Board of Directors, the aforementioned financial statements of the Entity, referred to in article 172 of the Mexican General Corporate Act, for the fiscal and corporate year ending on December 31, 2005.

Sincerely

Mexico City, Mexico. April 17, 2006.

Main Corporate Officer in Charge of Supervising the Board of Directors

Jose Alejandro Casa González, Esq.

Roberto Martínez Guerrero

Attorney at Law

Paseo de los Tamarindos N°400 A, Piso 20	Tel. 5258-0202
Col. Bosques de las Lomas	Fax 5258-0188
05120 Mexico, D.F.	E-mail: r.martinez@maehgil.com

Mexico City, Mexico. April 24, 2006

COMISIÓN NACIONAL BANCARIA Y DE VALORES (“NATIONAL BANKING AND SECURITIES COMMISSION")

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

Pusuant to section 4 of Article 33 of the General Provisions Applicable to Issuers of Securities and other Participants of the Securities Market, in my capacity as Secretary of the Board of Directors, and not as a Member of this collegiate body, of Grupo Aeroportuario del Pacífico, S.A. de C.V., I hereby declare that all of the entries made in the books of minutes of Shareholder's Meetings, Meetings of the Board of Directors, Register of Shares and Register of Increases and Decreases of the Corporate Equity, including all of the entries that are required by law, are updated as of the date hereof.

Sincerely,

Mario Roberto Martínez Guerrero, Esq.
Secretary of the Board of Directors of
Grupo Aeroportuario del Pacífico, S.A. de C.V.

Guadalajara, Jalisco. April 25, 2006.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

Paseo de la Reforma No. 255.

Piso Mezanine.

Col. Cuahutemoc.

México, Distrito Federal.

C.P. 06500

Attn.: CPA ROBERTO CORDOVA TAMARIS.

SUBDIRECTOR OF ADMINISTRATION OF SECURITIES AND ISSUERS.

SUBJECT: Grupo Aeroportuario del Pacifico, S.A. de
C.V. Audit Committee Report

I hereby inform you of the current status of the Audit Committee of Grupo Aeroportuario del Pacifico, S.A. de C.V.:

In a Shareholder's Meeting held on November 15, 1999, the Audit Committee of Grupo Aeroportuario del Pacifico, S.A. de C.V. was established in accordance with the Participation Agreement and its exhibits, one of which is the Bylaws of Grupo Aeroportuario del Pacifico, S.A. de C.V. The Participation Agreement was signed on August 25, 1999 by the Mexican Ministry of Communications and Transportation (“Secretaria de Comunicaciones y Transportes”), Grupo Aeroportuario del Pacifico, S.A. de C.V. and each of its subsidiaries as well as each member of Aeropuertos Mexicanos del Pacifico, S.A. de C.V. (Strategic Partner) as a result of the sale of 15% of the shares then representing the corporate equity of Grupo Aeroportuario del Pacifico, S.A. de C.V. to the Strategic Partner.

In the aforementioned meeting, it was agreed that the Audit Committee would be comprised of 3 (three) main members and their corresponding substitutes. In fulfillment of the foregoing in a session of the Board of Directors the following members were appointed: 1 (one) representative of the Strategic Partner shareholder (series BB shares) and 2 (two) representatives of the Government Partner shareholders (at the time Series A and B shares, currently all Series B).

On April 30, 2005, the General Ordinary Shareholders Meeting increased the number of members of the Audit Committee from 3 (three) to 5 (five), deciding that the two new members must be independent. Since then, the Committee is comprised of (1) one member and its corresponding substitute representing the Series BB shareholders, 2 (two) main members and their corresponding substitutes representing the Series B shareholders and 2 (two) members and their corresponding alternates in their independent capacity with the Chairman of the Committee serving as 1 (one) of the Series B shareholders representatives. Since said structure is comprised of 1 (one) representative of the Series BB shareholders and 2 (two) representatives of the Series B shareholders, one of whom is the Chairman of the Committee, what is provided by Article 14 Bis 3 Section V of the Mexican Stock Exchange Act (“Ley del Mercado de Valores”) providing that “the issuer shall form an audit committee, which shall be integrated by members, from which, the chairman and the majority thereof shall be independent” was not fulfilled.

Such structure has been operational since the date of the aforementioned Shareholders Meeting until February 07, 2006 when the composition of the Committee was modified to fulfill the requirements of the Stock Exchange Act as follows:

1.- The alternates are eliminated except the alternate for the member appointed by the Series BB shareholder.

2.- Of the 5 (five) members, 3 (three) independent members are appointed, (1 (one) of them appointed as the Chairman of the Committee) and for the other two positions there is 1 (one) member appointed by the Series B shareholders and 1 (one) member and his or her corresponding alternate appointed by the Series BB shareholder.

As reported on April 21 of the present year to the Mexican Stock Exchange, the NYSE and the stock exchange market in general reduced the number of members from 5 (five) to 3 (three) in the General Ordinary Shareholders Meeting held on April 20 of the present year.

It is also important to note that Grupo Aeroportuario del Pacífico, S.A. de C.V. was not a publicly held entity during the 2005 fiscal year and therefore was not required to comply with the regulations of the Mexican Stock Exchange Act during that year.

Due to the foregoing and considering that:

1.-The Chairman of the Audit Committee prior to February 07, 2006 and who acted as such during the 2005 fiscal year, was a non independent member,

2.-The majority of the members during such year also did not fulfill the independency criteria, and

3.- The company was not a publicly held entity during the 2005 fiscal year,

we may conclude that GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V. was not required to establish an Audit Committee under the terms of the aforementioned Mexican Stock Exchange Act during the previous year.

Due to the foregoing, the requirements associated with the company's compliance with respect to the rendering of the aforementioned report were not applicable.

Sincerely,

Mr. Rodrigo Guzman Perera

Legal Representative

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 3, 2006